

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2015

<u>Via Email</u>
Edward Meng
Chief Financial Officer
China Gerui Advanced Materials Group Limited
1 Shuanghu Development Zone
Xinzheng City
Zhengzhou, Henan Province 451191
People's Republic of China

  Re: China Gerui Advanced Materials Group Limited
     Form 20-F for Fiscal Year Ended December 31, 2013
     Filed April 30, 2014
     File No. 1-34532

Dear Mr. Meng:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Terence O'Brien

            Terence O'Brien
            Branch Chief